UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

 (Check One): [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                         For Period Ended: June 30, 2004
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                        For the Transition Period Ended:
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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Travis Boats & Motors, Inc.
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Full Name of Registrant


Not applicable
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Former Name if Applicable


12116 Jekel Circle, Suite 102
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Address of Principal Executive Office (Street and Number)


Austin, Texas 78727
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City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]             (a)      The reasons  described in reasonable detail in Part III
                         of  this   form   could  not  be   eliminated   without
                         unreasonable effort or expense;

[X]             (b)      The  subject   annual   report,   semi-annual   report,
                         transition report on Form 10-K, Form 20-F, 11-K or Form
                         N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


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[ ]             (c)      The accountant's statement or other exhibit required by
                         Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period.                      (Attach Extra Sheets if Needed)

We hereby notify you why Form 10-Q could not be filed within the prescribed time period. Senior management was working diligently with its advisors to finalize the Form 10-Q but could not finalize the filing prior to the deadline of August 16, 2004. The delay is due to management's attention being directed to the recent closing(s) of important sale/leaseback transactions, and to negotiations with the Registrant's secured lenders. Due to the need to incorporate data from these transactions, additional time is also necessary to provide the Registrant's management an opportunity to review such matters with the Registrant's senior level auditors.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Michael B. Perrine              (512)                   347-8787
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          (Name)                  (Area Code)           (Telephone Number)

(2)  Have all other periodic  reports  required under
     Section 13 or 15(d) of the Securities Exchange Act
     of 1934 Yes No or  Section  30 of the  Investment             [X]Yes  [ ]No
     Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last
     fiscal year will be reflected by the earnings  statements
     to be included in the subject report or portion thereof?      [X]Yes  [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Please see the press release included as an exhibit to the Registrant's report on Form 8-K filed August 17, 2004.

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                           Travis Boats & Motors, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  August 17, 2004        By /s/ Michael B. Perrine [Chief Financial Officer]
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly  authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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            Intentional misstatement or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (`232.201 or `232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (`232.13(b) of this chapter).


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